

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 10, 2010

China Eastern Airlines Corporation Limited
Wu Yongliang-Chief Financial Officer
Kong Gang San Lu, Number 88
Shanghai 200335
People's Republic of China

> **Re: China Eastern Airlines Corporation Limited**
> **Form 20-F for the year ended December 31, 2008**
> **Filed June 11, 2009**
> **File Number: 001-14550**

Dear Mr. Wu Yongliang:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief